Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA COMPLETE OVERVIEW OF THE RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF FINANCIAL YEAR 2019 July 30, 2019 Investor Relations phone: +49 6172 609 2525 email: ir@fmc-ag.com Content: Statement of earnings Segment information Balance sheet Cash flow Revenue development Key metrics Quality data Reconciliation Reconciliation adjusted results page 2 page 3 page 4 page 5 page 6 page 7 page 8 page 9 page 10 Disclaimer This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Copyright by Fresenius Medical Care AG & Co. KGaA 1 of 10 July 30, 2019

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended June 30				Six months ended June 30			
	2019	**2018**	Change	Change at cc	**2019**	**2018**	Change	Change at cc
Health Care Services	3,455	3,385	2.1%	-1.8%	6,773	6,594	2.7%	-2.0%
Health Care Products	890	829	7.4%	6.0%	1,705	1,595	6.9%	5.2%
Total revenue	**4,345**	**4,214**	**3.1%**	**-0.3%**	**8,478**	**8,189**	**3.5%**	**-0.6%**
Costs of revenue	3,014	2,910	3.6%	0.4%	5,881	5,682	3.5%	-0.4%
Gross profit	1,331	1,304	2.0%	-1.8%	2,597	2,507	3.6%	-0.8%
Selling, general and administrative	802	715	12.2%	9.0%	1,518	1,393	8.9%	4.7%
(Gain) loss related to divestitures of Care Coordination activities	(11)	(833)	-98.6%	-98.7%	(11)	(820)	-98.6%	-98.7%
Research and development	41	38	9.0%	6.9%	75	70	7.3%	5.1%
Income from equity method investees	(22)	(17)	36.1%	35.7%	(43)	(34)	23.5%	23.1%
Operating income (EBIT)	**521**	**1,401**	**-62.8%**	**-64.7%**	**1,058**	**1,898**	**-44.3%**	**-46.9%**
Operating income margin in %	12.0%	33.3%			12.5%	23.2%		
Interest income	2	3	-25.1%	-37.9%	(26)	(22)	17.2%	15.3%
Interest expense	112	82	37.0%	31.8%	248	190	30.8%	25.3%
Interest expense, net	114	85	35.0%	29.6%	222	168	32.5%	26.6%
Income before taxes	**407**	**1,316**	**-69.1%**	**-70.8%**	**836**	**1,730**	**-51.7%**	**-54.1%**
Income tax expense	92	261	-64.7%	-66.7%	193	345	-44.1%	-46.7%
Net income	**315**	**1,055**	**-70.2%**	**-71.8%**	**643**	**1,385**	**-53.6%**	**-55.9%**
Net income attributable to noncontrolling interests	61	61	-0.5%	-6.1%	118	112	4.9%	-1.8%
Net income attributable to shareholders of FMC-AG & Co. KGaA	**254**	**994**	**-74.5%**	**-75.9%**	**525**	**1,273**	**-58.8%**	**-60.7%**
Operating income (EBIT)	**521**	**1,401**	**-62.8%**	**-64.7%**	**1,058**	**1,898**	**-44.3%**	**-46.9%**
Depreciation and amortization	387	180	114.7%	106.4%	749	355	111.0%	101.6%
EBITDA	**908**	**1,581**	**-42.6%**	**-45.2%**	**1,807**	**2,253**	**-19.8%**	**-23.5%**
EBITDA margin in %	20.9%	37.5%			21.3%	27.5%		
Weighted average number of shares	303,456,178	306,355,571			305,048,922	306,404,051		
Basic earnings per share	**€0.84**	**€3.24**	**-74.2%**	**-75.6%**	**€1.72**	**€4.15**	**-58.6%**	**-60.5%**
Basic earnings per ADS	**€0.42**	**€1.62**	**-74.2%**	**-75.6%**	**€0.86**	**€2.08**	**-58.6%**	**-60.5%**

Based on the IFRIC agenda decision relating to the applicability of IAS 12 to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany (ASCG) approved in September 2018 interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of €1 million for the three months and €4 million for the six months ended June 30, 2018.

Statement of earnings page 2 of 10 July 30, 2019

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended June 30				Six months ended June 30			
	2019	**2018**	Change	Change at cc	**2019**	**2018**	Change	Change at cc
Total								
Revenue in € million	4,345	4,214	3.1%	-0.3%	8,478	8,189	3.5%	-0.6%
Operating income (EBIT) in € million	521	1,401	-62.8%	-64.7%	1,058	1,898	-44.3%	-46.9%
Operating income margin in %	12.0%	33.3%			12.5%	23.2%		
Delivered EBIT in € million	460	1,340	-65.6%	-67.4%	940	1,786	-47.4%	-49.8%
Days sales outstanding (DSO)					77	82		
Employees (full-time equivalents)					119,631	111,263		
North America								
Revenue in € million	3,061	2,971	3.0%	-2.9%	5,948	5,746	3.5%	-3.4%
Operating income (EBIT) in € million	429	1,286	-66.6%	-68.5%	801	1,648	-51.4%	-54.2%
Operating income margin in %	14.0%	43.3%			13.5%	28.7%		
Delivered EBIT in € million	372	1,228	-69.7%	-71.4%	690	1,542	-55.2%	-57.8%
Days sales outstanding (DSO)					63	66		
U.S.								
Revenue per dialysis treatment in US$	358	354	1.2%	n.a.	357	351	1.7%	n.a.
Cost per dialysis treatment in US$ [1]	297	289	3.1%	n.a.	299	289	3.5%	n.a.
EMEA								
Revenue in € million	648	652	-0.6%	0.1%	1,301	1,288	1.0%	2.1%
Operating income (EBIT) in € million	96	105	-8.1%	-7.9%	235	214	9.5%	10.1%
Operating income margin in %	14.9%	16.1%			18.0%	16.6%		
Delivered EBIT in € million	94	104	-8.5%	-8.2%	232	212	9.2%	9.7%
Days sales outstanding (DSO)					101	102		
Asia-Pacific								
Revenue in € million	458	422	8.5%	7.0%	886	814	8.8%	6.5%
Operating income (EBIT) in € million	69	78	-10.9%	-12.2%	164	152	7.9%	5.7%
Operating income margin in %	15.1%	18.4%			18.5%	18.7%		
Delivered EBIT in € million	67	76	-11.0%	-12.2%	160	148	8.4%	6.3%
Days sales outstanding (DSO)					122	130		
Latin America								
Revenue in € million	172	164	5.3%	25.9%	334	334	-0.1%	20.0%
Operating income (EBIT) in € million	6	11	-47.3%	-81.1%	17	25	-31.6%	-49.4%
Operating income margin in %	3.4%	6.8%			5.2%	7.6%		
Delivered EBIT in € million	6	11	-47.0%	-81.0%	17	25	-32.7%	-50.5%
Days sales outstanding (DSO)					116	126		
Corporate								
Revenue in € million	6	5	31.2%	31.0%	9	7	23.3%	23.1%
Operating income (EBIT) in € million	(79)	(79)	0.6%	-0.5%	(159)	(141)	12.4%	10.8%
Delivered EBIT in € million	(79)	(79)	0.6%	-0.5%	(159)	(141)	12.4%	10.8%

[1] 2019 excluding the effects from the implementation of IFRS 16.

Segment information page 3 of 10 July 30, 2019

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except net leverage ratio, unaudited	June 30 2019	June 30 2019	December 31 2018
Assets			
Current assets	7,167		7,847
Goodwill and intangible assets	14,942		12,891
Right of use assets	4,227		-
Other non-current assets	5,620		5,504
Total assets	**31,956**		**26,242**
Liabilities and equity			
Current liabilities	7,221		6,268
Non-current liabilities	11,935		7,072
Total equity	12,800		12,902
Total liabilities and equity	**31,956**		**26,242**
Equity/assets ratio	**40%**		**49%**
		excluding IFRS 16 implementation	
Debt			
Short-term debt	1,358	1,358	1,205
Short-term debt from related parties	77	77	189
Current portion of long-term debt	1,509	1,516	1,107
Current portion of long-term lease liabilities	603	-	-
Current portion of long-term lease liabilities from related parties	16	-	-
Long-term debt, less current portion	5,923	5,895	5,045
Long-term lease liabilities, less current portion	3,810	-	-
Long-term lease liabilities from related parties, less current portion	114	-	-
Total debt	**13,410**	**8,846**	**7,546**
Cash and cash equivalents	922	922	2,146
Total net debt	**12,488**	**7,924**	**5,400**
Annualized EBITDA[1]			
Operating income (EBIT)	**2,653**	**2,178**	**2,215**
Depreciation and amortization	1,141	802	716
Non-cash charges	45	45	45
Annualized EBITDA	**3,839**	**3,025**	**2,976**
Net leverage ratio	**3.3**	**2.6**	**1.8**

[1] EBITDA : including largest acquisitions and divestitures and excluding the gain (loss) related to divestitures of Care Coordination activities and NxStage related transaction costs.

Balance sheet page 4 of 10 July 30, 2019

Cash flow statement in € million, unaudited Three months ended June 30 Six months ended June 30 Operating activities Depreciation / amortization 387 180 749 355 Net cash provided by (used in) operating activities 852 656 928 611 Purchases of property, plant and equipment (296) (244) (497) (466) Capital expenditures, net (293) (227) (493) (446) Free cash flow 559 429 435 165 Proceeds from divestitures 11 1,662 23 1,662 Free cash flow after investing activities 476 1,927 (1,465) 1,482 Cash flow page 5 of 10 July 30, 2019 Acquisitions and investments, net of divestitures(83)1,498(1,900)1,317 Acquisitions and investments, net of cash acquired, and purchases of intangible assets(94)(164)(1,923)(345) In percent of revenue12.9%10.2%5.1%2.0% Proceeds from sale of property, plant and equipment317420 Investing activities In percent of revenue19.6%15.6%10.9%7.5% Change in working capital and other non-cash items150(579)(464)(1,129) Net income3151,0556431,385 2019201820192018

FRESENIUS MEDICAL CARE

Revenue development

in € million, unaudited	2019	2018	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended June 30						
Total revenue	**4,345**	**4,214**	**3.1%**	**-0.3%**	**4.4%**	
Health Care Services	3,455	3,385	2.1%	-1.8%	5.2%	3.7%
Thereof Dialysis Care revenue	3,120	2,807	11.2%	7.0%	6.3%	3.7%
Thereof Care Coordination revenue	335	578	-42.1%	-44.9%	-4.6%	
Health Care Products	890	829	7.4%	6.0%	1.6%	
North America	**3,061**	**2,971**	**3.0%**	**-2.9%**	**4.1%**	
Health Care Services	2,789	2,761	1.0%	-4.8%	4.1%	4.1%[2]
Thereof Dialysis Care revenue	2,511	2,232	12.6%	6.1%	5.4%	4.1%[2]
Thereof Care Coordination revenue	278	529	-47.5%	-50.4%	-6.7%	
Health Care Products	272	210	29.0%	21.3%	3.7%	
EMEA	**648**	**652**	**-0.6%**	**0.1%**	**-0.7%**	
Health Care Services	335	315	6.4%	7.3%	5.5%	3.2%
Health Care Products	313	337	-7.2%	-6.6%	-6.2%	
Thereof Dialysis Products	296	319	-7.2%	-6.5%	-6.1%	
Thereof Non-Dialysis Products	17	18	-8.1%	-8.0%	-8.0%	
Asia-Pacific	**458**	**422**	**8.5%**	**7.0%**	**6.7%**	
Health Care Services	210	191	9.9%	6.7%	5.9%	7.2%
Thereof Dialysis Care revenue	153	142	7.7%	3.7%	5.7%	7.2%
Thereof Care Coordination revenue	57	49	16.4%	15.2%	6.5%	
Health Care Products	248	231	7.3%	7.3%	7.3%	
Latin America	**172**	**164**	**5.3%**	**25.9%**	**23.7%**	
Health Care Services	121	118	2.0%	28.1%	24.9%	2.2%
Health Care Products	51	46	13.6%	20.4%	20.5%	
Corporate	**6**	**5**	**31.2%**	**31.0%**		
Six months ended June 30						
Total revenue	**8,478**	**8,189**	**3.5%**	**-0.6%**	**5.3%**	
Health Care Services	6,773	6,594	2.7%	-2.0%	5.8%	3.7%
Thereof Dialysis Care revenue	6,078	5,455	11.4%	6.5%	6.3%	3.7%
Thereof Care Coordination revenue	695	1,139	-39.0%	-42.5%	0.8%	
Health Care Products	1,705	1,595	6.9%	5.2%	3.2%	
North America	**5,948**	**5,746**	**3.5%**	**-3.4%**	**5.1%**	
Health Care Services	5,469	5,351	2.2%	-4.6%	5.1%	4.0%[2]
Thereof Dialysis Care revenue	4,883	4,306	13.4%	5.8%	5.8%	4.0%[2]
Thereof Care Coordination revenue	586	1,045	-43.9%	-47.6%	0.0%	
Health Care Products	479	395	21.2%	13.1%	4.5%	
EMEA	**1,301**	**1,288**	**1.0%**	**2.1%**	**1.7%**	
Health Care Services	659	629	4.8%	6.3%	5.2%	3.6%
Health Care Products	642	659	-2.6%	-1.9%	-1.6%	
Thereof Dialysis Products	606	621	-2.4%	-1.7%	-1.3%	
Thereof Non-Dialysis Products	36	38	-5.5%	-5.5%	-5.5%	
Asia-Pacific	**886**	**814**	**8.8%**	**6.5%**	**6.6%**	
Health Care Services	409	375	9.2%	5.3%	5.5%	7.2%
Thereof Dialysis Care revenue	300	281	7.1%	2.5%	5.4%	7.2%
Thereof Care Coordination revenue	109	94	15.2%	13.5%	5.7%	
Health Care Products	477	439	8.6%	7.5%	7.5%	
Latin America	**334**	**334**	**-0.1%**	**20.0%**	**18.0%**	
Health Care Services	236	239	-1.6%	23.8%	21.1%	1.5%
Health Care Products	98	95	3.8%	10.2%	10.4%	
Corporate	**9**	**7**	**23.3%**	**23.1%**		

[1] same market treatment growth = organic growth less price effects

[2] U.S. (excl. Mexico), same market treatment growth North America: 4.1% for the three months and 3.7% for the six months ended June 30, 2019

Revenue development page 6 of 10 July 30, 2019

FRESENIUS MEDICAL CARE

Key metrics North America segment

unaudited

	Three months ended June 30				Six months ended June 30			
	2019	**2018**	Change	Change at cc	**2019**	**2018**	Change	Change at cc
Dialysis								
Revenue in € million	2,783	2,442	14.0%	7.4%	5,362	4,701	14.0%	6.5%
Operating income (EBIT) in € million	428	417	2.7%	-3.1%	760	766	-0.7%	-6.4%
Operating income margin in %	15.4%	17.1%			14.2%	16.3%		
Delivered EBIT in € million	373	365	2.0%	-3.6%	657	669	-1.8%	-7.3%
Care Coordination								
Revenue in € million	278	529	-47.5%	-50.4%	586	1,045	-43.9%	-47.6%
Operating income (EBIT) in € million	1	869	-99.9%	-99.9%	41	882	-95.4%	-95.7%
Operating income margin in %	0.3%	164.1%			6.9%	84.5%		
Delivered EBIT in € million	(1)	863	n.a	n.a	33	873	-96.2%	-96.5%

Key metrics Care Coordination

unaudited

	Six months ended June 30			
	2019	**2018**	Change	Change at cc
North America				
Member months under medical cost management[1]	336,256	337,625	-0.4%	
Medical cost under management (in € million)[1]	2,174	2,433	-10.7%	-16.6%
Care Coordination patient encounters[1]	550,233	3,914,025	-85.9%	

[1] The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

unaudited

Six months ended June 30, 2019

	Clinics	Growth in %	**De novos**	**Patients**	Growth in %	**Treatments**	Growth in %
Total	**3,996**	5%	68	**339,550**	4%	**25,520,263**	4%
North America	2,583	6%	37	208,019	4%	15,698,880	4%
EMEA	783	3%	17	65,871	4%	4,976,025	4%
Asia-Pacific	399	4%	12	31,845	4%	2,237,630	4%
Latin America	231	-1%	2	33,815	7%	2,607,728	5%

Key metrics page 7 of 10 July 30, 2019

Quality data1 in % of patients North America EMEA Latin America Asia-Pacific Kt/v  1.2 97 98 94 95 90 91 96 96 Hemoglobin = 10-12 g/dl 71 73 82 83 50 52 56 57 Albumin  3.5 g/dl1) 81 80 89 90 92 91 90 89 Patients without catheter (after 90 days) 82 83 79 80 79 80 85 87 in days Days in hospital per patient year 10.3 10.9 7.6 7.8 4.2 4.1 2.7 3.6 1 Definitions cf. Annual Report 2018, Section "Non-Financial Group Report" Quality data page 8 of 10 July 30, 2019 Phosphate  5.5 mg/dl6062797876766466 Calcium = 8.4-10.2 mg/dl8485797977787374 Q2 2019Q2 2018Q2 2019Q2 2018Q2 2019Q2 2018Q2 2019Q2 2018

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

in € million, unaudited	Three months ended June 30		Six months ended June 30	
	2019	**2018**	**2019**	**2018**
Delivered EBIT reconciliation				
Total				
Operating income (EBIT)	521	1,401	1,058	1,898
less noncontrolling interests	(61)	(61)	(118)	(112)
Delivered EBIT	460	1,340	940	1,786
North America				
Operating income (EBIT)	429	1,286	801	1,648
less noncontrolling interests	(57)	(58)	(111)	(106)
Delivered EBIT	372	1,228	690	1,542
Dialysis				
Operating income (EBIT)	428	417	760	766
less noncontrolling interests	(55)	(52)	(103)	(97)
Delivered EBIT	373	365	657	669
Care Coordination				
Operating income (EBIT)	1	869	41	882
less noncontrolling interests	(2)	(6)	(8)	(9)
Delivered EBIT	(1)	863	33	873
EMEA				
Operating income (EBIT)	96	105	235	214
less noncontrolling interests	(2)	(1)	(3)	(2)
Delivered EBIT	94	104	232	212
Asia-Pacific				
Operating income (EBIT)	69	78	164	152
less noncontrolling interests	(2)	(2)	(4)	(4)
Delivered EBIT	67	76	160	148
Dialysis				
Operating income (EBIT)	64	72	154	140
less noncontrolling interests	(1)	(2)	(4)	(3)
Delivered EBIT	63	70	150	137
Care Coordination				
Operating income (EBIT)	5	6	10	12
less noncontrolling interests	(1)	0	0	(1)
Delivered EBIT	4	6	10	11
Latin America				
Operating income (EBIT)	6	11	17	25
less noncontrolling interests	0	0	0	0
Delivered EBIT	6	11	17	25
Corporate				
Operating income (EBIT)	(79)	(79)	(159)	(141)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(79)	(79)	(159)	(141)
Reconciliation of net cash provided by operating activities to EBITDA[1]				
Total EBITDA			**1,807**	**2,253**
Interest expense, net			(222)	(168)
Income tax expense			(193)	(345)
Change in working capital and other non-cash items			(464)	(1,129)
Net cash provided by operating activities			**928**	**611**

[1] EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care's long-term debt instruments.

Reconciliation page 9 of 10 July 30, 2019

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, except share data, unaudited

	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs	(Gain) loss related to divestitures of Care Coordination activities	Results 2019 Adjusted	Results 2018	Sound[1]	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted	Change (adjusted results)	Change (adjusted results) at cc
Three months ended June 30													
Total revenue	**4,345**	18	(79)				**4,284**	**4,214**	(258)		**3,956**	**8.3%**	**4.8%**
Health Care Services	3,455		(4)				3,451	3,385	(258)		3,127	10.4%	6.1%
Health Care Products	890	18	(75)				833	829			829	0.5%	-0.4%
North America	**3,061**	18	(79)				**3,000**	**2,971**	(258)		**2,713**	**10.6%**	**4.2%**
Health Care Services	2,789		(4)				2,785	2,761	(258)		2,503	11.3%	4.9%
thereof Dialysis Care	2,511		(4)				2,507	2,232			2,232	12.4%	5.9%
thereof Care Coordination	278						278	529	(258)		271	2.4%	-3.4%
Health Care Products	272	18	(75)				215	210			210	2.0%	-3.9%
EBITDA	**908**	(201)	(14)	4	3	(11)	**689**	**1,581**	(14)	(833)	**734**	**-6.2%**	**-10.6%**
Total operating income (EBIT)	**521**	(30)	4	4	3	(11)	**491**	**1,401**	(10)	(833)	**558**	**-12.1%**	**-16.7%**
North America	**429**	(27)	6	4	3	(11)	**404**	**1,286**	(10)	(833)	**443**	**-8.8%**	**-13.7%**
Dialysis	428	(25)	6	4	3		416	417			417	-0.3%	-5.7%
Care Coordination	1	(2)				(11)	(12)	869	(10)	(833)	26	n.a	n.a
EMEA	**96**	(2)					**94**	**105**			**105**	**-10.2%**	**-10.0%**
Asia-Pacific	**69**	(1)					**68**	**78**			**78**	**-12.1%**	**-13.4%**
Dialysis	64	0					64	72			72	-10.7%	-12.4%
Care Coordination	5	(1)					4	6			6	-29.9%	-26.0%
Latin America	**6**	(2)					**4**	**11**			**11**	**-60.0%**	**-96.8%**
Corporate	**(79)**	2	(2)				**(79)**	**(79)**			**(79)**	**2.2%**	**1.1%**
Interest expense, net	**114**	(43)	(21)				**50**	**85**	(11)		**74**	**-33.3%**	**-35.3%**
Income tax expense	**92**	3	6	1	1	(2)	**101**	**261**	1	(147)	**115**	**-11.4%**	**-16.3%**
Net income attributable to noncontrolling interests	**61**						**61**	**61**	0		**61**	**-1.2%**	**-6.7%**
Net income[2]	**254**	10	19	3	2	(9)	**279**	**994**	0	(686)	**308**	**-9.4%**	**-14.3%**
Basic earnings per share	**€ 0.84**	€ 0.03	€ 0.06	€ 0.01	€ 0.01	(€ 0.03)	**€ 0.92**	**€ 3.24**	€ 0.01	(€ 2.24)	**€ 1.01**	**-8.5%**	**-13.5%**
Six months ended June 30													
Total revenue	**8,478**	40	(109)				**8,409**	**8,189**	(509)		**7,680**	**9.5%**	**5.2%**
Health Care Services	6,773		(6)				6,767	6,594	(509)		6,085	11.2%	6.1%
Health Care Products	1,705	40	(103)				1,642	1,595			1,595	2.9%	1.5%
North America	**5,948**	40	(109)				**5,879**	**5,746**	(509)		**5,237**	**12.2%**	**4.8%**
Health Care Services	5,469		(6)				5,463	5,351	(509)		4,842	12.8%	5.3%
thereof Dialysis Care	4,883		(6)				4,877	4,306			4,306	13.3%	5.7%
thereof Care Coordination	586						586	1,045	(509)		536	9.4%	2.1%
Health Care Products	479	40	(103)				416	395			395	5.1%	-1.9%
EBITDA	**1,807**	(385)	(11)	20	7	(11)	**1,427**	**2,253**	(23)	(820)	**1,410**	**1.2%**	**-3.4%**
Total operating income (EBIT)	**1,058**	(48)	16	20	7	(11)	**1,042**	**1,898**	(14)	(820)	**1,064**	**-2.0%**	**-6.8%**
North America	**801**	(39)	17	20	7	(11)	**795**	**1,648**	(14)	(820)	**814**	**-2.4%**	**-8.1%**
Dialysis	760	(36)	17	20	7		768	766			766	0.3%	-5.5%
Care Coordination	41	(3)				(11)	27	882	(14)	(820)	48	-45.4%	-49.0%
EMEA	**235**	(4)					**231**	**214**			**214**	**8.1%**	**8.7%**
Asia-Pacific	**164**	(2)					**162**	**152**			**152**	**6.7%**	**4.5%**
Dialysis	154	(1)					153	140			140	9.0%	6.4%
Care Coordination	10	(1)					9	12			12	-19.9%	-17.8%
Latin America	**17**	(1)					**16**	**25**			**25**	**-38.2%**	**-57.8%**
Corporate	**(159)**	(2)	(1)				**(162)**	**(141)**			**(141)**	**14.2%**	**12.5%**
Interest expense, net	**222**	(85)	(29)				**108**	**168**	(21)		**147**	**-26.5%**	**-29.2%**
Income tax expense	**193**	9	12	5	2	(2)	**219**	**345**	1	(146)	**200**	**9.2%**	**4.0%**
Net income attributable to noncontrolling interests	**118**						**118**	**112**	1		**113**	**4.5%**	**-2.2%**
Net income[2]	**525**	28	33	15	5	(9)	**597**	**1,273**	5	(674)	**604**	**-1.1%**	**-5.8%**
Basic earnings per share	**€ 1.72**	€ 0.09	€ 0.11	€ 0.05	€ 0.02	(€ 0.03)	**€ 1.96**	**€ 4.15**	€ 0.01	(€ 2.19)	**€ 1.97**	**-0.6%**	**-5.4%**

[1] Contribution of Sound Physicians
[2] Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation adjusted results page 10 of 10 July 30, 2019